June 8, 2021

VIA EDGAR

Ms. Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynamic Alternatives Fund

Registration Statement on Form N-2
File Nos. 333-255144 and 811-23652

Dear Ms. Larkin:

On behalf of the Dynamic Alternatives Fund (the “Fund”), this letter responds to written comments received from you by letter dated Friday, May 7, 2021, regarding the Registration Statement on Form N-2 filed by the Fund on April 9, 2021 (the “Registration Statement”). Accompanying this letter is Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, filed pursuant to Rule 472 of the Securities Act of 1933, as amended (the “1933 Act”).

Your comments and the Fund’s responses are set forth below. Capitalized terms used in this response letter but not defined herein have the same meaning as in the Registration Statement.

General

1.	Comment: Please tell us if you have presented any test-the waters materials to potential investors in connection with this offering. If so, please provided us with copies of such materials.

Response: The Fund confirms that no such materials have been presented to potential investors in connection with this offering.

Prospectus

Outside Front Cover (Page i)

2.	Comment: In the fourth line of the second paragraph, disclosure states, “In addition, the Fund may invest in other alternative assets through investments in exchange-traded funds and other exchange-traded products. Please specify what the “other alternative assets” are.

Response: The requested change has been made.

3.	Comment: In the fifth line of the second paragraph, disclosure states, “On a limited basis, the Fund may also directly invest in stabilized, yield-focusing and total return-focused real estate ventures as well as real estate development and repositioning ventures.” Please define these investments using plain English.

Response: The requested change has been made.

Outside Front Cover (Page ii)

4.	Comment: Please add the following disclosure to the end of the second bullet point, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response: The requested disclosure has been made.

5.	Comment: Please add the following two bullet points:

•         The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The requested disclosure has been made.

Page 2 – Investment Strategies

6.	Comment: The second full paragraph states, “The Adviser seeks to generate forward-looking return projections for each asset class, sub-class, and covered investable opportunity by utilizing a combination of causal factors, leading indicators, and current indicators. Projections are based upon the Adviser’s proprietary forecasts as well as key valuation measures on both an absolute and relative spread basis. The Adviser’s forecasts are based upon economic, fundamental, technical, and sentiment factors selected and “transformed” independently by the Adviser for the most robust results for each asset class. For this purpose, “transformed” means using a factor’s yearly percentage change, or 3-month-moving average, z-score, or similar mathematical calculation, rather than simply the factor’s value itself.” Please define the following using plain English:
a.	“forward-looking return projections,”

b.	“covered investable opportunity,”

c.	“causal factors, leading indicators, and current indicators”

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d.	“absolute and relative spread basis,” and

e.	“z-score.”

Response: The requested changes have been made.

Page 5 – Portfolio Fund Strategies – Private Equity Funds

7.	Comment: Disclosure regarding the Fund’s concentration policy in an industry or group of industries appears to reserve discretion as to when or whether the Fund would concentrate. It has been the staff’s long-standing position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. Therefore, please revise the Fund’s policy throughout the Registration Statement to remove this discretion or to clearly indicate when and under what conditions those changes would be made. See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).

Response: The requested changes have been made.

Page 6 – Portfolio Fund Strategies – Private Equity Funds

8.	Comment: Please align the subcategories and accompanying disclosure in this section with the subcategories disclosed on page 2 (e.g., (i) venture capital; (ii) growth capital; (iii) leveraged buyouts; (iv) secondaries; (v) credit; (vi) co-investments; (vii) special situations; and (viii) fund of funds).

Response: The requested change has been made.

9.	Comment: In the third line of the paragraph titled “Special Situations,” disclosure states, ” Portfolio Funds’ special situations investments may be in real estate assets, equity securities or senior and subordinated direct debt investments, such as mezzanine direct investments, which are typically comprised of subordinated debt or preferred stock, possibly in combination with warrants on the company’s common stock.” It appears that the Portfolio Funds may hold a significant amount of covenant-lite loans. If so, please revise the principal risks paragraph titled, “Special Situations Risk” on page 50 to include the heightened risks associated with covenant-lite loans.

Response: The Fund has indicated that it does not intend to invest more than 5% of its assets in “covenant lite” loans; therefore, the heightened risks associated with such loans have not been added.  However, we have added clarifying disclosure to state that the Fund’s investments in such securities will be minimal (less than 5% ).

Page 9 – Risk Factors

10. Comment: This section cross-references to the statutory prospectus for a discussion of

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the Fund’s principal risk factors, but it does not include a summary discussion of such risks. Please revise.

Response: Registrant respectfully declines to add a summary discussion of each of the Fund’s principal risk factors as disclosed later in the Fund’s prospectus for several reasons. The Registrant has reviewed several prospectuses of other closed-end investment companies and believes its approach to be reasonable and consistent with the approach taken by such other closed-end funds. The Registrant has also reviewed other SEC comment letters which have requested that registrants reduce the length of summary disclosure relating to a fund’s principal risk factors, specifically because the summary is roughly 20 pages and substantively repeats disclosure elsewhere. Should the Registrant include the requested disclosure, the Registrant would be required to summarize nearly one hundred risk factors which would add considerable length to the prospectus and likely hinder the readability of the Fund’s prospectus for its investors. Lastly, it is the view of the Registrant that such duplicative disclosure is not necessary or helpful to investors as closed-end funds are not subject to the summary prospectus provisions of Rules 497(k) and 498 under the 1933 Act and therefore investors will not receive summary prospectuses but will instead receive the prospectus in full. In recognition of the high degree of risk involved with investing in the Fund, however, the Registrant has added several sentences to the summary section of the prospectus under “Risk Factors” to disclose the limited liquidity offered by the Fund’s repurchase offers and the uncertain nature of distributions made by the Fund as well as the fact that the Shares are not listed on any securities exchange.

Page 11 – Shareholder Eligibility

11. Comment: Please tell us how much the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections (c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Response: The Fund confirms that it expects to invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections (c)(1) or 3(c)(7) of the 1940 Act. Accordingly, the Fund has increased the minimum initial investment set forth in its Registration Statement to $25,000. As disclosed in the Registration Statement, the Fund will only accept investments from accredited investors, as defined in Regulation D under the 1933 Act, or from an investor who is directed by the Adviser acting in a fiduciary capacity. Because the Adviser itself, as a registered investment adviser, is an accredited investor, we believe the accredited investor requirement is satisfied by virtue of having the Adviser invest on behalf of its client, regardless of whether the client is an accredited investor. As an additional safeguard, as disclosed in the Registration Statement, the Fund will impose the following

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investment limitation on this category of investors: at the time of investment, no more than 15% of the investor’s total assets in the investor’s separately managed accounts on a combined basis at the Adviser may be invested in the Fund.

Page 13 – Taxes

12. Comment: In the first sentence, disclosure states, “The Fund intends to elect to be treated as a RIC for U.S. federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes.” Please revise to be less redundant.

Response: The requested change has been made.

Page 14 – End of synopsis

13. Comment: The synopsis should also include a brief description of a summary of any plan of distribution for the Fund’s securities, including a concise description of any subscription agreement or escrow arrangements.

Response: The requested disclosure has been made.

Page 15 and 16 – Summary of Fund Fees and Expenses

14. Comment: Please confirm that the fee table is accurate with respect to interest expenses associated with engaging in short sales, interest on borrowed funds, and costs associated with investments in private funds, registered investment companies, and funds that rely on section 3(c)(1) and 3(c)(7).

Response: The Fund confirms that the fee table contains an accurate estimate of the expected fees associated with interest on short sales, interest on borrowed funds and acquired fund fees and expenses.

15. Comment: Under the Example table in the third sentence, disclosure states “For purposes of the example, AFFE as set out in the table above are deducted from the 5% gross return in order to determine expense.” Please delete this sentence and calculate the example based on total annual expenses. See Instruction 4(d) to Item 3 of Form N-1A.

Response: The requested change has been made.

Page 25 – Portfolio Fund Manager Selection and Review

16. Comment: In the second bullet point, disclosure refers to “Information Ratio, Sharpe Ratio and Sortino Ratio.” Please define these terms using plain English.

Response: The requested change has been made.

17. Comment: In the eighteenth bullet point, disclosure refers to “[t]ail risks.” Please

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define this term using plain English.

Response: The requested change has been made.

Page 27 – Portfolio and Liquidity Management

18. Comment: In the first line, disclosure states “The Adviser intends to hold an amount of liquid assets in the Fund’s portfolio, consistent with prudent liquidity management and compliance with applicable law. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future distributions from investments.” Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under section 18(g) of the 1940 Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded capital commitments.

Response: The Fund anticipates that it will make investments that include capital commitments that may be unfunded for some period of time. Because the Fund will not treat such unfunded commitments as senior securities under Section 18(g) of the 1940 Act, the Fund hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Adviser will monitor the Fund’s level of unfunded investment commitments to determine whether the Fund has sufficient assets and will manage the cash flow of the Fund in order to ensure that the Fund maintains sufficient liquid assets to meet potential unfunded commitments. The Fund will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., cash flows from operations). The Adviser believes that the cash flow of the Fund, along with its ability to manage the cash flow of the Fund, will allow the Fund to satisfy its unfunded commitments. Should the level of unfunded commitments rise to a level such that the Fund no longer believes that it maintains sufficient assets to provide adequate coverage, the Fund would explore one or more of the following: (a) entry into a leverage facility (subject to the limitations of the 1940 Act), (b) the sale of certain of its assets for cash, and (c) the cessation of certain investment activities.

Page 28 – Borrowing by the Fund

19. Comment: Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the Registration statement. If yes, please include disclosure about the consequences to common Shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

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Response: The Fund does not intend to offer preferred shares within 12 months of the effectiveness of the Registration Statement.

Page 30 – Concentration of Investments

20. Comment: Disclosure in this section states that there are no limitations as to the amount of Fund assets that may be invested in a single industry. In the section titled, Fundamental Policies, on page 1 of the Statement of Additional Information, the seventh policy states that the Fund “may not concentrate its assets in any single industry, as concentration is defined and interpreted under the 1940 Act and the rules thereunder, including any regulatory guidance or interpretations of, or any exemptive order or other relief issues by, the SEC; provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry; and provided further that the Fund’s investments in Portfolio Funds will not be deemed to be an investment in an industry, regardless of the Portfolio Fund’s strategy, except for Portfolio Funds that have a policy to concentrate investments in a particular industry.”

Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. Please revise this disclosure throughout the Registration Statement to clarify that the Fund will consider the investments of underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The requested changes have been made.

Page 36 – Regulatory Risks of Private Investment Companies

21. Comment: Please explain that to the extent any mandatory, involuntary redemption were effected it will be conducted consistent with Rule 23c-2. Depending on responses to other comments provided herein, staff may have additional comments to this disclosure.

Response: In the event the Fund should conduct any mandatory, involuntary redemptions, the Fund will file with the Commission a notice of its intention to call or redeem its Shares at least 30 days prior to the date of such redemption, on Form N-23C-2, consistent with Rule 23c-2 under the 1940 Act. If the Fund calls or redeems less than the total amount of outstanding Shares, such redemptions will be effected on a pro rata basis, or in such other manner that will not discriminate among Shareholders of the Fund. In addition, such mandatory, involuntary redemptions will be conducted in accordance with the Fund’s Agreement and Declaration of Trust.

Page 38 – Repurchase Offers Risk

22. Comment: Please disclose that a repurchase offer could be dilutive with respect to a Shareholder’s voting percentage because a Shareholder electing not to participate in the

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tender offer will own a smaller percentage of the total number of shares outstanding after the completion of the tender offer.

Response: The requested disclosure has been made.

Page 69 – Plan of Distribution

23. Comment: Please disclose whether any of the underwriters will serve as a market maker. See Item 5.9 of Form N-2.

Response: There will not be any market makers in the Fund’s Shares. Accordingly, the requested disclosure has been made.

Page 74 – Dividend Reinvestment Plan

24. Comment: In the last line of the first paragraph, disclosure states, “Participants in the DRIP will receive an amount of Shares equal to the amount of the distribution on that participant’s Shares divided by the immediate post-distribution NAV per Share.” Please add disclosure on how the Fund addresses partial shares.

Response: The requested disclosure has been made.

Statement of Additional Information

Page 21 – Financial Statements

25. Comment: Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial seed capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response: No; the Adviser will provide the Fund’s initial seed capital.

Part C

Exhibit Index – Agreement and Declaration of Trust

26. Comment: Article V, Section 6 states, “Derivative Actions. In addition to the requirements set forth in Section 3816 of the DSTA, a Shareholder may bring derivate action on behalf of the Fund only if the Shareholder or Shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees shall only be executed if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a Shareholder demand by virtue of the fact that such Trustee receives remuneration from his or her service on the Board of Trustees of the Fund or on the boards of one or more investment companies with the same Investment Adviser or Principal Underwriter as the Trust, or an Affiliate thereof.”

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In Section 6, please provide a carve-out provision stating that this section does not apply for claims arising under the federal securities laws. Additionally, clarify briefly what section 3816 of the DSTA requires and how much time the board has to consider a pre-suit demand. Also, please disclose the provision is an appropriate location in the prospectus or Statement of Additional Information.

Response: The requested changes have been made.

27. Comment: Article IX, Section 12 states, “Jurisdiction and Waiver of Jury Trial. In accordance with §3804(e) of the DSTA, any suit, action or proceeding brought by or in the right of any Shareholder or any person claiming any interest in any Shares seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Declaration of Trust or the Fund, any Series or class, including any claim of any nature against the Fund, any Series or class, the Trustees or officers of the Fund, shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware, and all Shareholders and other such Persons hereby irrevocably consent to the jurisdiction of such courts (and the appropriate appellate courts, therefrom) in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the laying of the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and further, IN CONNECTION WITH ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN THE SUPERIOR COURT IN THE STATE OF DELAWARE, ALL SHAREHOLDERS AND ALL OTHER SUCH PERSONS HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY TO THE FULLEST EXTENT PERMITTED BY LAW. All Shareholders and other such Persons agree that service of summons, complaint or other process in connection with any proceedings may be made by registered or certified mail or by overnight courier addressed to such Person at the address shown on the books and records of the Fund for such Person or at the address of the Person shown on the books and records of the Fund with respect to the Shares that such Person claims an interest in. Service of process in any such suit, action or proceeding against the Fund or any Trustee or officer of the Fund may be made at the address of the Fund’s registered agent in the State of Delaware. Any service so made shall be effective as if personally made in the State of Delaware.”

a.	Please disclose in an appropriate location in the prospectus or Statement of Additional Information that Shareholders waive the right to a jury trial.

Response: The requested changes have been made.

b.	Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such provision even as to non-federal securities law claims (e.g., that Shareholders may have to bring suit in an inconvenient and less
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favorable forum) and that the provision does not apply to claims arising under federal securities laws.

Response: The requested changes have been made.

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If you have any questions regarding these responses, please contact the undersigned at (608) 284-2226.

Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill

cc: Working Group

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